UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-40754

Cazoo Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

40 Churchway

London NW1 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333- 260711) and on Form F-3 (File Nos. 333-267724 and 333-275940) of Cazoo Group Ltd (“we,” “us,” “our,” “Cazoo,” or the “Company”) (including the prospectus forming a part of each such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Business Update

On March 6, 2024, we announced that we were pivoting our business to a marketplace model. Since the announcement, we have successfully sold substantially all inventory, paid off our stocking loans and reduced employee numbers. We continue to negotiate the termination or assignment of certain of our leases, to seek to transfer our customer service centers to third parties, to sell obsolete and other non-strategic assets, and to transition to a pure-play B2C and C2B marketplace model. As of April 30, 2024 the Cazoo website listed over 14,000 cars for sale from a number of new partners, and consumers are now able to sell their cars to third parties via the Cazoo website.

On December 31, 2023, we and our consolidated subsidiaries had cash and cash equivalents of £113 million (plus £25 million of self-financed inventory) and were utilizing between approximately £25 million and £30 million of cash per quarter in the operations of our business. At April 30, 2024 we and our consolidated subsidiaries had cash and cash equivalents of over £95 million and expect to utilize approximately £6-7 million of cash per quarter after completion of the transition to the marketplace model which we expect to be the case from July 1, 2024. The indenture that governs our senior secured notes (the “New Notes Indenture”) contains a liquidity covenant pursuant to which we are required to maintain cash and cash equivalents of £50 million, tested quarterly; the New Notes Indenture requires us to keep at least £50 million in a blocked account as security solely for the benefit of our noteholders.

Notwithstanding our pivot to a marketplace model and the various asset disposals, we still need to raise additional capital in the future in order to continue as a going concern in the medium- to long-term. We currently have no offers to provide outside capital, or otherwise, to address this need.  We have been pursuing strategic alternatives for the business or parts thereof, and while we have received interest for parts of the Company’s business and assets, we have not received any offers that would, if consummated, enable the Company to continue as a going concern in the medium- to long-term. Accordingly, absent an agreement with respect to a significant strategic alternative or outside capital, it is reasonably likely that certain of the Company’s operating subsidiaries would need to file for administration or liquidation and we would then consider the best options for the Company at that time. The options may include filing for administration or winding up the Company.

Share Price Update

The market prices and trading volume of our Class A ordinary shares have recently experienced, and may continue to experience, extreme volatility, which could cause purchasers of our Class A ordinary shares to incur substantial losses. For example, since the announcement of our transition to the marketplace business model on March 6, 2024 through the date hereof, the closing price of our Class A ordinary shares has ranged from a low of $2.12 to a high of $16.40, and the last reported sale price of our Class A common stock on the NYSE on April 30, 2024, was $9.43 per share. In addition, since March 6, 2024 to date, the daily trading volume of our Class A ordinary shares has ranged from approximately 19,712 shares to 24,283,754 shares. This volatility has occurred even though we have made no disclosure regarding a change to our underlying business since March 6, 2024, other than the announcements being announced today in this Form 6-K. We believe that the recent volatility in the market price of our Class A ordinary shares reflects market and trading dynamics unrelated to our underlying business, or macro or industry fundamentals, and we do not know how long these dynamics will last.

Management Change

The Company today announces the appointment of Gareth Purnell as Chief Financial Officer of the Company. As previously disclosed, Paul Woolf entered into an amendment to his employment agreement on February 1, 2024 that provided that he would continue in his position as Chief Financial Officer until April 30, 2024, or such later date as Mr. Woolf and the Company may subsequently agree in writing. Effective April 30, 2024, Paul Woolf retired from his position as Chief Financial Officer and a director of the Company.

Full Year Results

As disclosed in the Form 12b-25 filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 1, 2024, as a result of the significant amount of time devoted by management to pursue the strategic initiatives described above, and the pivot to the marketplace model, which has also required a dedication of the Company’s limited personnel and resources, and because of our liquidity concerns whereby we would not be able to demonstrate our ability to continue as a going concern in the medium- to long-term, the Company was unable to complete the preparation and review of its financial statements and disclosures for the fiscal year ended December 31, 2023, and the Company was unable to file its Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Form 20-F”) on or before the prescribed filing date without unreasonable effort or expense. The Company does not currently expect to file the 2023 Form 20-F on or before the fifteen-day extension period granted pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended, and, at this time, the Company cannot estimate when it will be able to file the 2023 Form 20-F, if at all. Until such time as the Company files its Form 20-F and is otherwise current in its filings with the SEC, shareholders will be unable to utilize Rule 144 for sales of restricted securities or sell registered securities off of the Company’s registration statements.

Failure by the Company to timely file the Form 20-F is expected to generate a notification letter from NYSE that the Company is no longer in compliance with the NYSE requirement for the timely filing of all required financial reports with the SEC.

About Cazoo - www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell or finance a car entirely online.

Forward-Looking Statements

This communication contains “forward-looking statements”. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “may,” “will,” “would,” “could,” “will be,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) the Company’s ability to achieve its proposed plan in the timeframe estimated; (2) the Company’s ability to realize satisfactory prices from the sale of its vehicles; (3) the Company’s ability to successfully transition to a marketplace business model and achieve the benefits of this new business model; (4) the Company’s ability to attract a substantial number of dealers to utilize its website; (5) the Company’s ability to raise additional capital in order to satisfy its liquidity needs on terms acceptable to it or at all; (6) the Company’s ability to successfully engage in strategic alternatives including asset sales, mergers, sales of the business or parts thereof or joint ventures; (7) the risk that the Company’s board of directors may take actions with which shareholders disagree; (8) the Company’s ability to comply with the restrictive debt covenants, including the liquidity covenant, contained in the indenture governing the Company’s senior secured notes; (9) attracting, training and retaining key personnel; (10) effectively promoting Cazoo’s brand and increasing brand awareness; (11) acquiring and protecting intellectual property; (12) reaching and maintaining profitability in the future; (13) global inflation and cost increases for labor, fuel, materials and services; (14) geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending; (15) expanding Cazoo’s product offerings and introducing additional products and services; (16) enhancing future operating and financial results; (17) achieving our long-term growth goals; (18) complying with laws and regulations applicable to Cazoo’s business; (19) the volatility of the trading price of our Class A ordinary shares; (20) the impact on the trading market for the Company’s securities and decreased liquidity if the Company delists and deregisters; (21) the risk that Cazoo may cease to be a listed company or an SEC-reporting company in the future, which would make it more difficult to buy and sell securities of the Company; (22) the risk that certain of the Company’s subsidiaries may need to file for administration or that the Company may need to file for administration or liquidation; (23) the risk that the Company may not file its Form 20-F during the 15-day extension period proscribed by Rule 12b-25 or thereafter; and (24) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Form 6-K filed with the SEC on March 6, 2024 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Contacts

Investor Relations:

Cazoo: investors@cazoo.co.uk

ICR: cazoo@icrinc.com

Media:

Cazoo: press@cazoo.co.uk

Brunswick Group: Simone Selzer/Amber Ahluwalia +44 20 7404 5959 cazoo@brunswickgroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAZOO GROUP LTD

Date: May 1, 2024	By:	/s/ Gareth Purnell
Gareth Purnell
Chief Financial Officer

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